Notice to the Oslo Stock Exchange

ORKLA

www.orkla.no
P.O. Box 158 Skøyen, N-0213 Oslo Telephone: +47 22 54 40 00 E-mail: info@orkla.no

Options exercised and new options issued

On 15 August 2008, in connection with Orkla's option programme, 15 000 options in Orkla-shares were exercised at a strike price of NOK 40.14 per share.

Also, according to the resolution adopted by the General Meeting on 24 April 2008, 35 000 options for executive management and key personnel have been issued today. The options have an exercise price of NOK 78.10 and a life of 6 years, and may be exercised in the last three years.

Of the above mentioned, primary insider and Chief Risk Officer in Orkla, Jan Thomsen, has received 10 000 options. After this transaction, Thomsen and his close associates own 60 000 options and 30 828 shares in Orkla ASA.

The total number of options issued is now 10 837 170. Orkla also has an exposure through a cash-settled financial derivative of 1 400 000 underlying shares in the hedge position related to 676 500 synthetic options in the remaining part of the cash bonus programme.

Orkla owns 21 732 390 treasury shares.

Orkla ASA
Oslo, 15 August 2008

Contacts:
Rune Helland, SVP Investor Relations, Tel.: +4722544411
Lars Røsæg, Investor Relations, Tel.: +4722544426

Notice to the Oslo Stock Exchange

ORKLA
www.orkla.com
P.O.Box 423 Skøyen, N-0213 Oslo, Norway Tel: +47-2254 4000 E-mail: info@orkla.no

RECEIVED
2008 AUG 21 A 11:22

Trade subject to notification

On 13 August 2008, in connection with Orkla's option programme, 10 000 options in Orkla-shares were exercised at a strike price of NOK 27.20 per share.

A total of 10 817 170 options in Orkla have currently been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 1 400 000 underlying shares in the hedge-position related to the remaining 676 500 synthetic options of the cash bonus programme.

Orkla holds 21 747 390 treasury shares.

Orkla ASA,
Oslo, 13 August 2008

Contact:
Rune Helland, SVP Orkla Investor Relations,
Tel.: +47 22 54 44 11

Lars Røsæg, Orkla Investor Relations.
Tel.: +47 22 54 44 26

END